[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]

                            November 13, 2006

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Filing Desk

National City Mortgage Capital LLC
Registration Statement on Form S-3 relating to Mortgage Pass-Through
Certificates and Mortgage-Backed Notes

Ladies and Gentlemen:

On behalf of National City Mortgage Capital LLC (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the above-captioned registration statement on Form S-3. In addition, we have been advised that payment of the filing fee, in the amount of $107.00 was previously paid to you.

The objective of the above-captioned Registration Statement is to respond to the SEC Comment Letter to National City Mortgage Capital LLC dated October 4, 2006. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

1. It does not appear that you have EDGARized the marked version of your filing as required by Rule 472(a) and Item 310 of Regulation S-T. Additionally, it appears that a portion of the summary section of the second prospectus supplement was omitted in the marked copy provided by counsel. Please file a marked copy of your amendment on EDGAR and ensure that future filings are accompanied by complete marked copies, as well.

We confirm that marked copies have been filed on EDGAR.

2. While we note the revisions you have made in response to prior comment 5, it appears that your filing continues to include terminology that may be inconsistent with the terminology used in Regulation AB. For example, we note that you continue to refer to “the SPE” in your second prospectus supplement and your descriptions of this entity are unclear. For example, on page S-42, it appears that the SPE is another name for the issuing entity, while on page S-75, it appears that the SPE is a separate entity, but one whose role is not consist throughout the prospectus supplement. Revise or advise accordingly and ensure that the terminology used throughout your filing is consistent with Regulation AB.

The prospectus supplements have been revised to better reflect the terminology set forth in Regulation AB.

Prospectus Supplements

Cover Page

3. While we note the revisions you have made to the cover pages of your prospectus supplements, please ensure that you have included all required information on the cover pages of both supplements. For example, while your second prospectus supplement includes the information required by Item 1102(g) of Regulation AB, your first prospectus supplement does not. Revise accordingly.

Please see the revised language that has been added to the cover page of the first prospectus supplement.

Second Prospectus Summary

4. We re-issue prior comment 8, in part. Revise the summary section of your second prospectus supplement to discuss all forms of credit enhancement described in the body of the supplement. For example, we note that you plan to use overcollateralization but discuss only subordination in the summary section. Revise accordingly.

Please see the revised language that has been added to the summary of the second prospectus supplement.

The Mortgage Pool

5. We note from your base prospectus that the mortgage pools may include loans that are delinquent as of the cut-off date. Accordingly, please expand your disclosure in this section to include a table illustrating the form of disclosure you will provide if delinquent loans are included. Refer to Item 1100(b) of Regulation AB.

Please refer to the updated disclosure on page S-23 of the first prospectus supplement and page S-24 of the second prospectus supplement.

If you require any additional information, please call the undersigned at 212.912.7889.

                    Very truly yours,

                    /s/ Marian Dawood-Azib

                    Marian Dawood-Azib